The DIRECTV Group, Inc.

2230 East Imperial Highway

EI Segundo, CA 90245

April 19, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street N.E.

 Washington D.C. 20549-3561

Re:	The DIRECTV Group, Inc.
Form 10-K for the year ended December 31, 2005 filed March 10, 2006
Commission file number: 1-31945

Dear Mr. Spirgel:

We have prepared the following responses to address the comments contained in your letter dated April 3, 2006 regarding the above-referenced filing. As requested in your letter, we have prepared, where appropriate, proposed disclosure for future filings.

As requested in your letter, we acknowledge that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page 63

1.   Please revise your statements of operations to separately present cost and expenses applicable to net revenues in accordance with Rule 5-03 of Regulation S-X. In this regard, it appears from your statement that, at a minimum, your cost of revenues should include your broadcast programming and other costs of sale, broadcast operations expenses, and subscriber services expenses. With respect to your depreciation of property, plant and equipment and amortization of intangibles, please comply with SAB Topic 11:B.

Response

As requested, in future filings we will revise our statement of operations to separately present our costs and expenses as follows:

Operating Costs and Expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other
Subscriber service expenses
Broadcast operations expenses
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs
Upgrade and retention costs
General and administrative expenses
(Gain) loss from asset sales and impairment charges, net
Depreciation and amortization expense
Total Operating Costs and Expenses

We believe the above presentation is in accordance with Rule 5-03 of Regulation S-X and complies with SAB Topic 11:B.

Note 5: Asset Sales and Impairment Charges, page 82

2.   We note your reference to an independent valuation expert with respect to the determination of the fair value of two satellites. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment.

Response

As requested, in future filings, when we include such disclosure, we will either revise our disclosure to include the name of the expert and the expert’s consent, or remove the reference to the independent valuation and expand our disclosure accordingly.

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We hope that this letter adequately addresses all of your comments. Please contact Pat Doyle, Senior Vice President, Controller and Treasurer at: (310) 964-0771 (phone), 310-964-0882 (fax), or patrick.doyle@directv.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ Michael W. Palkovic

Michael W. Palkovic

Executive Vice President and Chief Financial Officer